FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and six months ended June 30, 2022, and 2021

(unaudited) (expressed in United States dollars, except per share amounts)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under Part 4, subsection 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations, if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of The Hash Corporation [the "Company"] have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in United States dollar]

As at		June 30,	December 31,
		2022	2021
	Notes	$	$
ASSETS
Current assets
Cash		31,619,025	35,259,645
Other receivables	4	951,503	500,964
Prepaid expenses and deposits	5	1,440,829	1,366,421
Investments	7	-	158,036
		34,011,357	37,285,066
Assets held for sale	3	-	8,647,779
		34,011,357	45,932,845
Non-current assets
Equipment, net		16,183	-
Investments	7	363,634	660,226
Right-of-use asset, net	8	122,621	168,307
Finance receivables, net	6	2,388,388	-
Intangible assets, net	9	14,269,981	16,201,739
		51,172,164	62,963,117
LIABILITIES
Current liabilities
Trade and other payables	10	7,656,396	7,510,771
Lease obligations	11	158,976	124,311
Warrants liability	12	425,620	765,403
Notes payable		300,549	300,549
		8,541,541	8,701,034
Non-current liabilities
Lease obligations	11	48,861	131,045
		8,590,402	8,832,079
SHAREHOLDERS' EQUITY
Class A share capital	13	151,588	151,588
Class B share capital	13	143,893,440	152,173,089
Warrants	13	5,129,454	5,137,417
Contributed surplus	14	24,649,299	22,583,649
Foreign exchange translation reserve		290,598	239,612
Accumulated deficit		(131,532,617)	(126,154,317)
		42,581,762	54,131,038
		51,172,164	62,963,117
Commitments and contingencies	18
Subsequent events	20

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Donal Carroll	Director - Nitin Kaushal

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Expenses
General and administrative	16	4,966,529	5,073,691	8,494,831	8,122,550
External research and development fees		1,412,104	3,612,718	2,349,156	5,582,968
Share-based payments	14	355,006	3,020,647	438,167	6,853,172
Depreciation and amortization	8 & 9	1,132,364	982,353	2,233,519	1,933,373
Total operating expenses		7,866,003	12,689,409	13,515,673	22,492,063

Loss from continuing operations		(7,866,003)	(12,689,409)	(13,515,673)	(22,492,063)

Interest income		(2,218)	-	(2,218)	-
Finance expense		16,253	18,917	32,635	36,950
Gain on settlement of financial liability		-	(39,542)	(82,725)	(49,792)
Loss (gain) on change in fair value of derivative liability	12	(97,264)	(294,947)	(339,783)	261,609
Loss (gain) on changes in fair value of investments	7	182,731	380,553	302,754	(580,828)
Net loss from continuing operations		(7,965,505)	(12,754,390)	(13,426,336)	(22,160,002)

Net income (loss) from discontinued operations	3	3,541,340	(452,937)	3,096,834	(986,779)
Net loss		(4,424,165)	(13,207,327)	(10,329,502)	(23,146,781)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain (loss) on translation of foreign operations		124,571	(41,948)	50,986	(79,318)
Comprehensive loss		(4,299,594)	(13,249,275)	(10,278,516)	(23,226,099)

Net loss per share
Basic and diluted - continuing operations	15	(0.21)	(0.35)	(0.34)	(0.70)
Basic and diluted - discontinued operations	15	0.09	(0.01)	0.08	(0.03)

Weighted average number of shares outstanding - basic and diluted	15	38,479,330	35,991,918	39,234,863	31,470,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended June 30, 2022 and 2021
[unaudited] [expressed in United States dollar, except number of shares]

								Foreign exchange	Accumulated
	Class A shares		Class B shares		Warrants		Contributed surplus	translation reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 13]	-	-	15,480,462	38,341,407	-	-	-	-	-	38,341,407
Share-based payments [note 14]	-	-	1,349,764	3,576,875	-	-	3,276,297	-	-	6,853,172
Share cancelation [note 13]	-	-	(156,278)	-	-	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	(79,318)	(23,146,781)	(23,226,099)
Balance, June 30, 2021	72	151,588	35,835,568	144,974,820	6,749,109	4,968,958	22,068,887	128,479	(114,015,669)	58,277,063

Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417	22,583,649	239,612	(126,154,317)	54,131,038
Share repurchase [note 13]	-	-	(1,663,100)	(6,660,129)	-	-	-	-	4,951,202	(1,708,927)
Share-based payments [note 14]	-	-	124,358	132,570	-	-	305,597	-	-	438,167
Share cancellation [note 13]	-	-	(504,888)	(1,752,090)	-	-	1,752,090	-	-	-
Warrants expired [note 13]	-	-	-	-	(163,535)	(7,963)	7,963	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	50,986	(10,329,502)	(10,278,516)
Balance, June 30, 2022	72	151,588	38,407,124	143,893,440	6,793,260	5,129,454	24,649,299	290,598	(131,532,617)	42,581,762

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2022 and 2021
[unaudited] [expressed in United States dollar]

	2022	2021
	$	$
Operating activities
Net loss from continuing operations	(13,426,336)	(22,160,002)
Add (deduct) items not affecting cash
Depreciation and amortization	2,234,373	1,933,373
Interest expense	38,880	38,242
Share-based payments	438,167	6,853,171
Change in fair value of investments	302,754	(580,828)
Change in fair value of derivative liability	(339,783)	261,609
Unrealized foreign exchange loss	209,142	-
Gain on settlement of financial liability	(82,725)	(49,792)
Changes in non-cash working capital balances
Loans receivables	(2,388,388)	-
Other receivables	(361,951)	(341,916)
Prepaid expenses and deposits	(172,762)	(1,010,317)
Trade and other payables	200,133	3,899,855
Cash used in continuing operating activities	(13,348,496)	(11,156,605)
Cash used in discontinued operating activities	(1,142,982)	(911,922)
Cash used in operating activities	(14,491,478)	(12,068,527)

Investing activities
Purchase of investments	(6,162)	-
Purchase of equipment	(19,964)	-
Additions to intangible assets	(250,000)	(500,000)
Proceeds from sale of investments	158,036	-
Cash used in continuing investing activities	(118,090)	(500,000)
Cash provided by discontinued investing activities	12,730,942	-
Cash provided by (used in) investing activities	12,612,852	(500,000)

Financing activities
Share repurchase	(1,708,927)	-
Proceeds from issuance of shares, net	-	38,341,407
Repayment of notes payable	-	(71,424)
Payment of lease obligation	(53,067)	(29,665)
Cash provided by (used in) continuing financing activities	(1,761,994)	38,240,318
Cash provided by discontinued financing activities	-	-
Cash provided by (used in) financing activities	(1,761,994)	38,240,318

Net increase (decrease)	(3,640,620)	25,671,791
Cash, beginning of the period	35,259,645	17,524,822
Cash, end of the period	31,619,025	43,196,613

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company") is a biotechnology company with three drug candidates in different stages of development. FSD Biosciences Inc., a wholly-owned subsidiary, is focused on pharmaceutical research and development ("R&D") of its lead compound, ultra-micronized palmitoylethanolamide ("PEA") or FSD-PEA (also known as FSD-201). Through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (also known as Lucid-201) and Lucid-MS (also known as Lucid-21-302). PEA, the active substance in FSD-PEA, interacts with the endocannabinoid system in the body and exhibits anti-inflammatory activities. Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in July 2020 and suspended all activities in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 3).

On May 13, 2022, FSD Strategic Investments Inc. ("FSD Strategic Investments"), a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	June 30, 2022	December 31, 2021
		%	%
FSD Biosciences Inc.	USA	100	100
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100
Lucid Psycheceuticals Inc.	Canada	100	100
FSD Strategic Investments Inc.	Canada	100	—

Impact of COVID-19

The outbreak of the novel coronavirus ("COVID-19") resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused disruption to certain business globally; as a result, there could be a possibility of recession in the near future. While the impact of COVID-19 on the Company has been minimal to date, there is uncertainty around its duration and future business conditions. If the outbreak were to cause disruption to the Company's supply chain or its service capabilities in the future, it would have a negative impact on operations, which could be material. In addition, any material negative impact on operations would impact profitability, as well as liquidity and capital resources.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

The impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the period ended June 30, 2022.

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements ("financial statements") were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2021. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 5, 2022.

[d] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar

[e] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2021 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

New standards, amendments and interpretations not yet adopted by the Company

IAS 1, Presentation of financial statements ("IAS 1")

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 12, Income Taxes ("IAS 12")

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a single transaction (Amendments to IAS 12). The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal taxable and deductible temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company is still assessing the impact of adopting these amendments on its financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Consolidated Financial Statements.

3. Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property"). On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002.

Results of operations related to the Disposal Group are reported as discontinued operations for the period ended June 30, 2022 and 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Assets held for sale as at June 30, 2022 and December 31, 2021 consisted of the following:

	2022 $	2021 $
Property and plant	—	8,647,779

Net loss and comprehensive loss from discontinued operations for the three and six months ended June 30, 2022 and 2021 is comprised of the following:

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2022	2021	2022	2021
		$	$	$	$

Expenses
General and administrative	16	725,926	470,369	1,185,600	1,018,824
Total operating expenses		725,926	470,369	1,185,600	1,018,824

Loss from discontinued operations		(725,926)	(470,369)	(1,185,600)	(1,018,824)

Other income		(17,684)	(17,432)	(32,852)	(32,045)
Gain on sale of property and plant		(4,249,582)	—	(4,249,582)	—
Net gain (loss) from discontinued operations		3,541,340	(452,937)	3,096,834	(986,779)

Cash flows from discontinued operations for the six months ended June 30, 2022 and 2021 are comprised of the following:

	For the six months ended June 30,
	2022 $	2021 $
Operating activities
Net income (loss) from discontinued operations	3,096,834	(986,779)
Add (deduct) items not affecting cash
Changes in non-cash working capital balances
Gain on sale of property and plant	(4,249,582)	—
Trade and other receivables	(88,588)	30,633
Prepaid expenses and deposits	98,354	(8,254)
Trade and other payables	—	52,478
Cash used in operating activities	(1,142,982)	(911,922)

Proceeds from sale of property and plant, net	12,730,942	—
Cash provided by investing actitivies	12,730,942	—

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

4. Other receivables

The Company's other receivables are comprised of the following:

	June 30, 2022 $	December 31, 2021 $
Sales tax receivable	673,720	272,212
ITC receivable	277,783	228,752
	951,503	500,964

5. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	June 30, 2022 $	December 31, 2021 $
Research and development	816,526	602,497
Insurance	406,853	116,649
Other prepaids and deposits	217,450	647,275
	1,440,829	1,366,421

6. Finance receivables

Finance receivables consist of loans to customers measured at amortized cost, net of allowance for credit losses.

Finance receivables as at June 30, 2022 are as follows:

$
Balance – December 31, 2021	-
Additions	2,402,359
Add: Interest	2,218
Effects of foreign exchange	(16,189)
Balance – June 30, 2022	2,388,388

Current	-
Non-current	2,388,388
Balance – June 30, 2022	2,388,388

Allowances is for credit losses as at June 30, 2022, were $nil. Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a fist collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property.

Finance receivables include the following:

June 30, 2022 $
Minimum payments receivable	2,720,268
Unearned income	(331,880)
Net investment	2,388,388
Allowance for credit losses	-
Finance receivables, net	2,388,388

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

7. Investments

The following tables outline changes in investments during the periods:

Entity	Instrument	Note	Balance at December 31, 2021	Proceeds from sale	Additions	Change in fair value through profit or loss	Balance at June 30, 2022
			$	$	$	$	$
True Pharma Strip Inc.	Shares	(i)	197	197	—	—	—
HUGE Shops	Shares	(ii)	157,760	157,760	—	—	—
SciCann Therapeutics	Shares	(iii)	79	79	—	—	—
Solarvest BioEnergy Inc.	Shares	(iv)	366,792	—	—	(168,912)	197,880
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	293,434	—	—	(135,130)	158,304
A2ZCryptoCap Inc.	Shares	(v)	—	—	6,162	1,288	7,450
			818,262	158,036	6,162	(302,754)	363,634

(i) True Pharma Strip Inc. ("True Pharma")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement. The equity investment is measured at fair value through profit or loss. True Pharma is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$250 ($197).

(ii) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$200,000 ($157,760).

(iii) SciCann Therapeutics Inc. ("SciCann")

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$100 ($79).

(iv) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

As at December 31, 2021, the fair value of the shares was determined based on the quoted market price of the shares of C$0.155 per share. The warrants expired unexercised during the year ended December 31, 2021. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the SVS share price of C$0.155 as at December 31, 2021.

As at June 30, 2022, the fair value of the shares was determined based on the quoted market price of the shares of C$0.085 per share. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the SVS share price of C$0.085 as at June 30, 2022. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

(v) A2ZCryptoCap Inc. ("A2Z")

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at June 30, 2022, the fair value of the shares was determined based on the broker quoted price of the shares of C$0.12 per share. A2Z began trading on July 4, 2022, at C$0.12 per share. The shares have been classified as level 1 within the fair value hierarchy - quoted market price.

8. Right-of-use asset

Right-of-use assets as at June 30, 2022 are as follows:

$
Balance – December 31, 2020	—
Additions	179,755
Amortization	(8,300)
Effects of foreign exchange	(3,148)
Balance – December 31, 2021	168,307
Amortization	(48,834)
Effects of foreign exchange	3,148
Balance – June 30, 2022	122,621

9. Intangible assets

Intangible assets as at June 30, 2022 are as follows:

$
As at December 31, 2020	19,201,493
Additions	500,000
Acquisition of Lucid	6,314,571
As at December 31, 2021	26,016,064
Additions	250,000
As at June 30, 2022	26,266,064

Accumulated amortization
As at December 31, 2020	5,777,102
Amortization	4,037,223
As at December 31, 2021	9,814,325
Amortization	2,181,758
As at June 30, 2022	11,996,083

Net book value
As at December 31, 2021	16,201,739
As at June 30, 2022	14,269,981

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones (Note 18), including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for the rights to the Licensed Products. The Company made a payment of $250,000 on Mach 9, 2022, as part of the consideration payable for the rights to use the intellectual property. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

10. Trade and other payables

Trade and other payables consist of the following:

	June 30, 2022 $	December 31, 2021 $
Trade payables	2,675,151	2,995,726
Accrued liabilities (i)	4,974,786	4,455,346
Other payables	6,459	59,699
	7,656,396	7,510,771

(i) Accrued liabilities consist of the following:

	June 30, 2022 $	December 31, 2021 $
External research and development fees	2,896,581	3,062,844
Operational expenses	85,965	412,008
Professional and other fees	1,598,184	570,193
Accrued interest	394,056	364,275
Severance	—	46,026
	4,974,786	4,455,346

11. Lease obligations

The lease obligations as at December 31, 2021 and June 30, 2022, are as follows:

$
Balance – December 31, 2020	125,962
Additions	179,755
Add: Interest Expense	9,349
Less: Lease Payments	(57,566)
Effects of foreign exchange	(2,144)
Balance – December 31, 2021	255,356
Add: Interest Expense	9,099
Less: Lease Payments	(53,067)
Effects of foreign exchange	(3,551)
Balance – June 30, 2022	207,837

Current	158,976
Non-current	48,861
Balance – June 30, 2022	207,837

Lease obligations are related to the Company's office leases.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

$
Less than one year	165,073
One to two years	53,290
Thereafter	-
Total undiscounted lease payments payable	218,363
Less: impact of present value	(10,526)
Balance – June 30, 2022	207,837

12. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

The fair value of the warrants liability as at December 31, 2021 was $765,403. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.02, risk-free interest rate of 1.22% and annualized volatility of 120%.

The fair value of the warrants liability as at June 30, 2022 was $425,620 resulting in a gain on change in fair value of $339,783 for the six months ended June 30, 2022. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $0.79, risk-free interest rate of 3.10% and annualized volatility of 112%.

13. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors and Officers of the Company and the former CEO of the Company. The holders of Class B shares are entitled to one (1) vote per share held.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958
Shares issued [a]	—	—	15,480,462	38,341,407	—	—
Share-based payments [b]	—	—	1,349,764	3,576,875	—	—
Share cancellation	—	—	(156,278)	—	—	—
Balance, June 30, 2021	72	151,588	35,835,568	144,974,820	6,749,109	4,968,958

Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417
Share repurchase [c]	—	—	(1,663,100)	(6,660,129)	—	—
Shares-based payments [d]	—	—	124,358	132,570	—	—
Share cancellation [e]	—	—	(504,888)	(1,752,090)	—	—
Warrants expired	—	—	—	—	(163,535)	(7,963)
Balance, June 30, 2022	72	151,588	38,407,124	143,893,440	6,793,260	5,129,454

[a] During the six months ended June 30, 2021, the Company issued 15,480,462 Class B shares through the Equity Distribution Agreements with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

[b] On February 17, 2021, the Company issued 1,349,764 Class B shares to certain officers and members of the Board of Directors as share-based compensation with a fair value of $3,576,875 based on a share-price of $2.65 on the day of issuance.

[c] During the six months ended June 30, 2022, the Company repurchased 1,770,400 Class B Common Shares at prevailing market prices as part of its share repurchase program. As at June 30, 2022, 1,663,100 Class B Common Shares were cancelled and the remaining 107,300 were cancelled subsequent to June 30, 2022.

[d] During the six months ended June 30, 2022, the Company issued 124,358 Class B shares for services received during the period with a fair value of $132,570.

[e] On March 29, 2022, the Company cancelled 504,888 Class B shares previously held by the former CEO following a court decision with respect to the shares issued in February 2021.

The changes in the number of warrants outstanding during the period ended June 30, 2022 and 2021 were as follows:

	Number of warrants #	Weighted average C$
Outstanding as at December 31, 2020	6,749,109	5.62
Outstanding as at June 30, 2021	6,749,109	5.54

Outstanding as at December 31, 2021	6,956,795	5.50
Expired	(163,535)	18.09
Outstanding as at June 30, 2022	6,793,260	5.24

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Measurement of fair values

There were no warrants granted during the period ended June 30, 2022 and 2021.

The following table is a summary of the Company's warrants outstanding as at June 30, 2022:

Warrants Outstanding
Expiry Date	Exercise price C$	Number outstanding #
September 15, 2022	4.42	199,005
November 30, 2022	1.21	46,242
December 31, 2022	2.43	65,920
May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.49	1,381,215
October 20, 2025 (ii)	3.35	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.24	6,793,260

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

The following table is a summary of the Company's warrants outstanding as at June 30, 2021:

Warrants Outstanding
Expiry Date	Exercise price C$	Number outstanding #
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.28	1,381,215
October 20, 2025 (ii)	3.22	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.54	6,749,109

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

14. Share-based compensation

[i] Share-based payment arrangements

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the period ended June 30, 2022 and 2021 were as follows:

	Number of options	Weighted average
	#	C$
Outstanding as at December 31, 2021	3,224,859	2.75
Forfeited	(4,000)	3.75
Expired	(42,226)	3.71
Cancelled	(2,820,104)	2.56
Outstanding as at June 30, 2022	358,529	4.12
Exercisable as at June 30, 2022	355,771	4.12

		Weighted average
	Number of options	exercise price
	#	C$
Outstanding as at December 31, 2020	1,693,063	6.11
Granted	2,390,000	2.30
Forfeited	(47,500)	4.83
Expired	(412,766)	4.48
Cancelled	(307,987)	9.85
Outstanding as at June 30, 2021	3,314,810	3.24
Exercisable as at June 30, 2021	3,276,053	3.20

During the period ended June 30, 2022, 42,226 share options related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the period ended June 30, 2022, the Company cancelled 2,820,104 share options issued to officers and consultants of the Company and issued 2,820,104 replacement performance share units ("PSUs").

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Measurement of fair values

There were no share options granted during the period ended June 30, 2022. The fair value of share options granted during the period ended June 30, 2021 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2021
Grant date share price	C$2.17 — C$2.85
Exercise price	C$2.25 — C$4.25
Expected dividend yield	—
Risk free interest rate	0.34% — 0.81%
Expected life	3 — 6 years
Expected volatility	129% — 132%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company's share options outstanding as at June 30, 2022:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.70	103,453	2.72	1.70	103,453
2.91	5,150	3.50	2.91	5,150
2.25	168,898	1.54	2.25	168,898
2.61	12,687	0.99	2.61	12,683
3.75	5,000	1.72	3.75	5,000
3.86	5,000	4.36	3.86	2,250
5.43	16,265	0.99	5.43	16,264
10.65	3,731	0.99	10.65	3,730
13.07	10,856	0.99	13.07	10,855
13.47	1,418	0.99	13.47	1,418
16.08	18,410	0.99	16.08	18,409
17.89	4,178	0.99	17.89	4,178
50.25	3,483	1.79	50.25	3,483
4.12	358,529	1.85	4.12	355,771

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

The following table is a summary of the Company's share options outstanding as at June 30, 2021:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.25	2,270,000	2.92	2.25	2,270,000
2.61	12,684	1.99	2.61	12,683
3.75	10,500	4.43	3.75	5,500
3.86	547,289	3.73	3.86	543,538
4.42	99,503	1.21	4.42	99,502
4.75	65,000	3.79	4.75	65,000
5.43	16,265	1.99	5.43	16,264
7.17	199,005	3.33	7.17	199,005
7.63	50,000	4.51	7.63	20,000
10.65	3,731	1.99	10.65	3,730
13.07	10,856	1.99	13.07	10,855
13.47	1,418	1.99	13.47	1,418
16.08	18,410	1.99	16.08	18,409
17.89	4,178	1.99	17.89	4,178
18.09	2,488	1.74	18.09	2,488
50.25	3,483	2.79	50.25	3,483
3.24	3,314,810	3.05	3.20	3,276,053

[ii] Performance Share Units

In May 2022, the Company established a performance share unit plan ("PSU Plan"), for directors, offers, employees and consultants of the Company. The Company's Board of Directors determines the eligibility of individuals to participate in the PSU Plan in order to align their interests with those of the Company's shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs. Each PSU converts into one common share of the Company at $nil exercise price. The Company's PSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

Performance-based payment arrangements

The change in the number of PSUs during the period ending June 30, 2022, is as follow:

Number of PSUs #
Outstanding as at December 31, 2021	—
Granted	2,820,104
Outstanding as at June 30, 2022	2,820,104

During the six months ended June 30, 2022, the Company granted 2,820,104 PSUs, as replacement awards for the 2,820,104 share options that were cancelled. The PSUs vest fully upon the successful implementation of a Phase 2 trial for FSD-PEA with Health Canada and/or the FDA. The PSUs are expected to vest in January 2023.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Measurement of fair values

The fair value of PSUs granted during the period ended June 30, 2022, is measured based on the incremental fair value measured on the date of grant. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the share options cancelled as measured on date of modification. The incremental fair value on the date of grant was determined to be $1,891,309. The fair value of the share options cancelled was determined using the Black-Scholes option pricing model and the following assumptions:

May 16, 2022
Grant date share price	C$1.15
Exercise price	C$1.70 — C$7.63
Expected dividend yield	—
Risk free interest rate	2.58% — 2.70%
Expected life	1 — 6 years
Expected volatility	113%

The Company recognized share-based compensation for the three and six months ended June 30, 2022 and 2021 as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022 $	2021 $	2022 $	2021 $
Share options	24,781	3,020,647	32,342	3,276,296
PSUs	273,255	—	273,255	—
Class B Common Shares issued for services	56,970	—	132,570	—
Class B Common Shares issued for compensation	—	—	—	3,576,875
	355,006	3,020,647	438,167	6,853,171

15. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the period ended June 30, 2022 and 2021 presented are as follows:

	June 30, 2022 #	June 30, 2021 #
Warrants	6,793,260	6,749,109
Share Options	358,529	3,314,810
PSUs	2,820,104	—
	9,971,893	10,063,919

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

16. General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2022 and 2021 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022 $	2021 $	2022 $	2021 $
Professional fees	1,696,127	2,797,012	3,828,504	3,848,488
General office, insurance and administration expenditures	1,373,775	1,132,494	1,845,298	1,979,776
Consulting fees	404,494	545,586	756,183	1,275,426
Salaries, wages and benefits	577,682	973,662	1,156,032	1,668,398
Investor relations	1,036,673	36,448	1,327,843	75,249
Building and facility costs	107,594	188,019	519,954	578,382
Foreign exchange loss (gain)	496,110	(129,161)	246,617	(284,345)
	5,692,455	5,544,060	9,680,431	9,141,374
Allocated to:
Continuing operations	4,966,529	5,073,691	8,494,831	8,122,550
Discontinued operations	725,926	470,369	1,185,600	1,018,824

17. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biotechnology and Strategic Investments.

The Company's Biotechnology segment is focused on furthering the research and development of the Company's three drug candidates consisting of FSD-PEA, Lucid-PSYCH and Lucid-MS.

The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

Assets by segments are presented below:

	As at June 30, 2022		As at December 31, 2021
	Biotechnology $	Strategic Investments $	Biotechnology $	Strategic Investments $
Current assets	34,011,357	—	45,932,845	—
Non-current assets	14,774,607	2,386,200	17,030,272	—

Interest income earned by the Company is generated through the Company's Strategic Investments segment.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

18. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the U.S. Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000 to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs placed on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Innovet License Agreement

Under the terms of the Innovet license agreement, the Company has payments due to Innovet pending the achievement of specified milestones. Within thirty days from the first notification by the FDA of approval of a New Animal Drug Application ("NADA"), the Company will pay the non-refundable sum of $750,000 to Innovet.

Any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Innovet 14% of the lump sum payment received by the Company. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Contract Research Organization ("CRO") Dispute

The Company is involved in arbitration proceedings with a CRO regarding amounts claimed to be owed to the CRO by the Company. The CRO is claiming it is owed amounts outstanding for work on clinical trials in the United States. The Company is disputing the amounts claimed to be owed. The Company believes it has sufficiently provided for amounts claimed to be owed to the CRO which are recorded in trade and other payables. As at June 30, 2022, the ultimate outcome of the matter cannot be reliably determined at this time.

Parkway Clinical Laboratories

Parkway Clinical Laboratories ("PCL"), a company wholly owned by the Company's former CEO, Raza Bokhari, has filed an action in Pennsylvania on July 8, 2021, against the Company. PCL has advanced two claims: (1) breach of contract in which PCL alleges that the Company failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Company received the benefit of the same services referenced in the breach of contract claim without paying for them.

The case was settled in July 2022.

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration and is seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration. Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 27, 2021. The arbitration hearing commenced in March 2022 and has proceeded through the production and oral examination stages.

The Company disputes the allegations and intends to vigorously defend against the claim. It has counterclaimed against Raza Bokhari for losses sustained as a result of Raza Bokhari's alleged breaches of his duties to the Corporation. As the ultimate outcome of the matter cannot be reliably determined at this time, no provision has been recorded for this matter as at June 30, 2022.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Derivative Complaint

On July 20, 2021, a shareholder filed a claim in Delaware against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed. On September 13, 2021, the Company filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022. On May 5, 2022, the Company's motion to dismiss was granted and all claims were dismissed without prejudice.

Indemnity Application

Dr. Raza Bokhari has commenced an application in the Superior Court seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he has commenced against the Company or in which he has been named as a party by the Company. The Company denies the validity of the underlying indemnification agreement and is opposing the application. In April 2022, the parties agreed to adjourn the application without setting a new hearing date.

19. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a) The Company paid expenses of $nil and $nil (2021 - $nil and $262,834) to a company owned by the former CEO for the three and six months ended June 30, 2022.

b) In fiscal 2022, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and six months ended June 30, 2022, was $55,260 and $109,939 (2021 - $33,385 and $574,930), which includes $nil and $nil (2021 - $nil and $466,545) recognized as share-based compensation for shares issued.

c) In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. On March 8, 2022, following litigation with respect to certain of the shares issued to Raza Bokhari in February 2021, the court issued a decision, permitting the part of the share grant to Raza Bokhari until the date of his termination (being 536,979 Class B shares) but cancelling the shares relating to services that were to be provided after the date of termination (being 504,888 Class B shares). The shares were cancelled on March 29, 2022.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

June 30, 2022 and 2021

Key management personnel compensation during the three and six months ended June 30, 2022 and 2021 is comprised of:

	For the three month ended June 30,		For the six month ended June 30,
	2022 $	2021 $	2022 $	2021 $
Salaries, benefits, bonuses and consulting fees	333,035	229,909	654,880	745,785
Share-based payments and bonuses	303,595	2,819,217	309,672	6,674,635
Total	636,630	3,049,126	964,552	7,420,420

20. Subsequent events

Subsequent to June 30, 2022, the Company repurchased and cancelled 209,400 Class B Common Shares at prevailing market prices as part of its share repurchase program.

Subsequent to June 30, 2022, the Company issued 20,393 Class B Common Shares for services.

Subsequent to June 30, 2022, the Company approved the grant of 60,000 share options to board advisors.